[redacted]

10028966

Securities and Exchange Commission
RECEIVED
MAR 01 2010
Branch of Registrations and Examinations

3/4

SECU... MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68175

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/23/2009** (mm/dd/yy) AND ENDING **12/31/2009** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Regal Capital Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10877 Wilshire Blvd., Suite 1605
(No. and Street)

Los Angeles (City) **CA** (State) **90024** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Protell **(310)-806-4192**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, Walnut Creek, California 94596
(Address) (City) (Sate) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Charles Protell** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Regal Capital Advisors, LLC** as of **12/31/2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Mng. Director

Title

John J. Chow - See att. ack.

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Los Angeles)

On 2-26-2010 before me, John J. Chow, Notary Public
(insert name and title of the officer)

personally appeared Charles Protell,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________ (Seal)

JOHN J. CHOW
COMM. # 1818177
NOTARY PUBLIC, CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Oct. 18, 2012

Regal Capital Advisors, LLC
December 31, 2009

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report

Managing Members
Regal Capital Advisors, LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of Regal Capital Advisors, LLC (the Company) as of December 31, 2009 and the related statement of income, changes in members' equity, and cash flows, for the period January 23, 2009 to December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regal Capital Advisors, LLC at December 31, 2009, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst Wintter + Associates

February 16, 2010

Regal Capital Advisors, LLC

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	37,585
Accounts receivable		66,547
Prepaid expenses and other assets		2,680
Total Assets	$	106,812
Liabilities and Members' Equity		
Accounts payable	$	250
Due to members		21,223
Total Liabilities		21,473
Members' Equity		85,339
Total Liabilities and Members' Equity	$	106,812

See independent auditors' report and accompanying notes.

Regal Capital Advisors, LLC

Statement of Income

For the Period January 23, 2009 to December 31, 2009

Revenue	
Advisory fees	$ 100,000
Expenses	
Professional fees	8,613
Regulatory fees	4,720
Other operating expenses	1,328
Total Expenses	14,661
Net Income	$ 85,339

See independent auditors' report and accompanying notes.

Regal Capital Advisors, LLC

Statement of Changes in Members' Equity

For the Period January 23, 2009 to December 31, 2009

Members' contributions	$	24,000
Distributions		(24,000)
Net income		85,339
Members' Equity at December 31, 2009	$	85,339

See independent auditors' report and accompanying notes.

Regal Capital Advisors, LLC

Statement of Cash Flows

For the Period January 23, 2009 to December 31, 2009

Cash Flows from Operating Activities:		
Net income	$	85,339
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Accounts receivable		(66,547)
Prepaid expenses and other assets		(2,680)
Increase (decrease) in:		
Accounts payable		250
Due to members		21,223
Net Cash Provided by Operating Activities		37,585
Cash Flows from Financing Activities:		
Members' contributions		24,000
Distributions		(24,000)
Net Cash Provided by Financing Activities		-
Increase (Decrease) in Cash and Cash Equivalents		37,585
Cash and Cash Equivalents at Beginning of Period		-
Cash and Cash Equivalents at End of Period	$	37,585

See independent auditors' report and accompanying notes.

1. Organization

Regal Capital Advisors, LLC (the "Company") was organized as a California limited liability company on January 23, 2009 and operates out of Los Angeles, California. The Company is a securities broker dealer registered with the Securities and Exchange Commission and engages in mergers and acquisitions, private placement investment banking and related advisory services.

2. Significant Accounting Policies

Advisory Fees

Advisory fees are earned from providing merger and acquisitions and private placement advisory services on a best efforts basis. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable

The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. Management reviews accounts receivable based on an analysis of each customer and establishes an allowance where collectibility of all or part of a receivable becomes impaired.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes

The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At December 31, 2009, the Company's net capital was $16,112 which exceeded the requirement by $11,112.

4. Related Party Transactions

Regal Capital Group, LLC (RCG) is indirectly owned and controlled by members of the Company. RCG provides office space and pays most overhead expenses for the Company. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

Members of the Company incur reasonable out-of-pocket costs and expenses on behalf of the Company's operations. The amount due to members of the Company was $21,223 as of December 31, 2009.

5. Risk Concentrations

Due to the nature of the mergers and acquisitions business as well as the private placements business, 100% of the Company's revenue during the period and 100% of accounts receivable at December 31, 2009, was from one customer.

6. Subsequent Events

The Company has evaluated subsequent events through February 16, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Regal Capital Advisors, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

As of December 31, 2009

Net Capital		
Total members equity qualified for net capital	$	85,339
Less: Non-allowable assets		
Accounts receivable		66,547
Prepaid expenses and other assets		2,680
Total non-allowable assets		69,227
Net Capital		16,112
Net minimum capital requirement of 12 1/2% of aggregate indebtedness of $21,473 or $5,000 whichever is greater		5,000
Excess Net Capital	$	11,112

Reconciliation with Company's Net Capital Computation

(included in Part II of Form X-17A-5 as of December 31, 2009

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2009	$	20,733
(Increase) decrease in non-allowable assets		(4,621)
Net Capital per above Computation	$	16,112

Regal Capital Advisors, LLC

Schedule II

Computation of Determination of Reserve Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

For the Period Ended December 31, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

For the Period Ended December 31, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

Managing Members
Regal Capital Advisors, LLC
Los Angeles, California

In planning and performing our audit of the financial statements and supplemental schedules of Regal Capital Advisors, LLC (the Company), as of and for the period ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the period ended December 31, 2009, and this report does not affect our report thereon dated February 16, 2010.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 16, 2010

Regal Capital Advisors, LLC

Annual Audit Report

December 31, 2009

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Regal Capital Advisors, LLC

Annual Audit Report

December 31, 2009

ERNST WINTTER & ASSOCIATES
Certified Public Accountants